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Exhibit 23.1

Consent of Independent Auditors

To the Board of Directors
Corillian Corporation:

    We consent to incorporation by reference in the registration statements (Nos. 333-55176 and 333-35448) on Form S-8 of Corillian Corporation of our report dated February 9, 2001, relating to the consolidated balance sheets of Corillian Corporation as of December 31, 1999 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders' equity (deficit) and cash flows of Corillian Corporation for each of the years in the three-year period ended December 31, 2000, which report appears in the Corillian Corporation Annual Report on Form 10-K for the year ended December 31, 2000.

/s/ KPMG LLP

Portland, Oregon
October 23, 2001

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Consent of Independent Auditors